

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

January 5, 2010

Via U.S. Mail and Facsimile

Chad M. Utrup
Chief Financial Officer
Commercial Vehicle Group, Inc.
7800 Walton Parkway
New Albany, OH 43054

>   **Re: Commercial Vehicle Group, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed: December 17, 2009**
>   **File No. 333-163276**

Dear Mr. Utrup:

We have reviewed your responses to the comments in our letter dated December 11, 2009 and have the following additional comments.

General

1. Please confirm that you will file unqualified legal opinions at the time of each takedown.

Exhibit 5.1 -- Opinion of Kirkland & Ellis LLP

2. To the extent applicable, the comments below should be applied to Exhibits 5.2 and 5.3.

3. Refer to page 3. Please delete assumptions (v) and (vii) as the assumed matters form the basis of counsel's opinion.

4. We note counsel's statement which indicates that it is not qualified to opine on the laws of North Carolina nor Iowa. Please have counsel revise its opinion to delete this qualification because such jurisdictional qualifications are inappropriate for legality opinions. Alternatively, have counsel expressly state that its opinion

relies upon the opinions provided in Exhibits 5.2 and 5.3. In this regard, please delete the final two sentences of the bottom carry-over paragraph on page 5.

5. Refer to the first full paragraph on page 6. Please have counsel refile the opinion as of the date of effectiveness or remove references to "the date hereof."

6. Purchasers of the securities pursuant to this registration statement are entitled to rely upon counsel's legal opinion. Please have counsel delete the final sentence.

Exhibit 5.2 and 5.3

7. Please delete assumptions (viii) and (ix) on page 2 of Exhibit 5.2. These are facts that are readily ascertainable by counsel.

8. Please remove qualification number 1 on page 4 of Exhibit 5.2. Counsel must make necessary inquiries to provide an unqualified opinion. Likewise, please explain qualification number 2.

9. Please revise the assumption regarding due authorization, execution and delivery of all documents from page 2 of Exhibit 5.3 or except the Iowa Guarantor.

10. Please remove the knowledge qualifier from opinion 3 on page 3 of Exhibit 5.3. Counsel must make the necessary inquiries to give a clean opinion.

11. Purchasers of the securities pursuant to this registration statement are entitled to rely upon counsel's legal opinion. Please have counsel delete language in the penultimate paragraphs limiting the extent to which it can be relied upon.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tarik Gause at (202) 551-3528 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

Cc: Dennis M. Myers
Elisabeth M. Martin
Kirkland & Ellis LLP
(312) 862-2200 *(facsimile)*